# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vroom, Inc., CIK 0001580864
CUSIP: 92918V307
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137
Date of event which requires filing of this statement: 05/14/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management L.P., 31 West 52nd St., 16th Floor, New York, New York (NY), 10019, 646 747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,967,251; sole dispositive power 0; shared dispositive power 3,967,251; aggregate amount beneficially owned 3,967,251 (76.2% of the class)
  Comment: Rows 8, 10 and 11 include 3,967,251 shares of common stock ("Common Stock") of Vroom, Inc. (the "Issuer") directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,967,251; sole dispositive power 0; shared dispositive power 3,967,251; aggregate amount beneficially owned 3,967,251 (76.2% of the class)
  Comment: Rows 8, 10 and 11 include 3,967,251 shares of Common Stock of the Issuer directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Jason Mudrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,967,251; sole dispositive power 0; shared dispositive power 3,967,251; aggregate amount beneficially owned 3,967,251 (76.2% of the class)
  Comment: Rows 8, 10 and 11 include 3,967,251 shares of Common Stock of the Issuer directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity Fund Global, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,058,822; sole dispositive power 0; shared dispositive power 1,058,822; aggregate amount beneficially owned 1,058,822 (20.3% of the class)
  Comment: Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,058,822; sole dispositive power 0; shared dispositive power 1,058,822; aggregate amount beneficially owned 1,058,822 (20.3% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.
  Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 725,385; sole dispositive power 0; shared dispositive power 725,385; aggregate amount beneficially owned 725,385 (13.9% of the class)
  Comment: Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 67,695; sole dispositive power 0; shared dispositive power 67,695; aggregate amount beneficially owned 67,695 (1.3% of the class)
  Comment: Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 793,080; sole dispositive power 0; shared dispositive power 793,080; aggregate amount beneficially owned 793,080 (15.2% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,746; sole dispositive power 0; shared dispositive power 44,746; aggregate amount beneficially owned 44,746 (0.9% of the class)
  Comment: Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,746; sole dispositive power 0; shared dispositive power 44,746; aggregate amount beneficially owned 44,746 (0.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 200,657; sole dispositive power 0; shared dispositive power 200,657; aggregate amount beneficially owned 200,657 (3.9% of the class)
  Comment: Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 200,657; sole dispositive power 0; shared dispositive power 200,657; aggregate amount beneficially owned 200,657 (3.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 182,936; sole dispositive power 0; shared dispositive power 182,936; aggregate amount beneficially owned 182,936 (3.5% of the class)
  Comment: Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.
- Mudrick Distressed Opportunity SIF GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 182,936; sole dispositive power 0; shared dispositive power 182,936; aggregate amount beneficially owned 182,936 (3.5% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 5,207,627 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on May 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Vroom, Inc.
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137
Comment: This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D originally filed by the Reporting Persons on January 22, 2025 and Amendment No. 2 on Schedule 13D ("Amendment No. 2") filed by the Reporting Persons on January 21, 2026, and relates to the common stock, par value $0.0001 per share ("Common Stock"), of Vroom, Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D and Amendment No. 2. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Item 3 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

On May 14, 2026, Mudrick Capital Management, L.P., on behalf of certain of the Reporting Persons ("MCM") entered into an Exchange and Subscription Agreement (the "Exchange Agreement") with the Issuer and a collateral agent, pursuant to which MCM agreed to acquire from the Issuer up to $22 million aggregate principal amount of Senior Secured Delayed Draw Convertible Notes due 2032 (the "Notes"), of which $8.0 million were issued on the same date in respect of $8.0 million in aggregate principal amount of notes outstanding under a delayed draw term loan facility. On May 29, 2026, MCM acquired an additional $7.5 million in Notes pursuant to the subsequent funding notice delivered by the Issuer, leaving $6.5 million of remaining delayed draw commitments that the Issuer may request from MCM, in each case, pursuant to the Exchange Agreement.

The Notes shall accrue interest at a rate per annum of 5.0%, computed on the basis of a 360 day year and the actual number of days elapsed, from and including the issue date to and excluding the Maturity Date, or earlier redemption and payment in full, which interest shall be paid quarterly on the last day of each of March, June, September and December. Additionally, subject to specified limitations under the terms of the Notes, MCM may convert the Notes on and after April 1, 2032, and the Notes may also become convertible in connection with certain specified corporate events. The Company may settle conversions in shares of common stock, cash or a combination thereof. The conversion price for each Note will equal 120% of the applicable reference price, determined at signing for Notes issued at the closing and at the applicable funding notice date for any Additional Notes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

There has been no change in the number of shares of Common Stock beneficially owned by the Reporting Persons since the filing of Amendment No. 2. The percentages set forth in row 11 of the cover pages to Amendment No. 3 changed (but not materially) as a result of the change in the number of shares of the Issuer outstanding and are incorporated by reference into this Item 5. By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated as of January 22, 2025, by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 of the original Schedule 13D).

2. Exchange and Subscription Agreement by and between Vroom, Inc. and the Investors, dated as of May 14, 2026 (incorporated herein by reference to Exhibit 10.8 of the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026).

3. Senior Delayed Draw Convertible Note, dated as of May 14, 2026 (filed herewith).

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC, its general partner, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Capital Management, LLC: /s/ Mudrick Capital Management, LLC, Jason Mudrick/Sole Member (06/03/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, its general partner, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick GP, LLC: /s/ Mudrick GP, LLC, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF GP, LLC, its general partner, Jason Mudrick/Sole Member (06/03/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Mudrick Distressed Opportunity SIF GP, LLC, Jason Mudrick/Sole Member (06/03/2026)